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FEB 28 2020
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44744

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: State Street Global Advisors Funds Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

CHANNEL CENTER, 1 IRON STREET
(No. and Street)

Boston	Massachusetts	02210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID MAXHAM (203) 326-2369
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James Ross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of State Street Global Advisors Funds Distributors, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANDREW ROBERT WALSH
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
October 29, 2021

Notary Public

Signature

Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State Street Global Advisors Funds Distributors, LLC
(a wholly-owned subsidiary of State Street Global Advisors, Inc.)

Statement of Financial Condition and Supplementary Information

December 31, 2019

Contents

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Board of Managers
State Street Global Advisors Funds Distributors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of State Street Global Advisors Funds Distributors, LLC (the "Company") as of December 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since at least 1992.

February 27, 2020

State Street Global Advisors Funds Distributors, LLC
(a wholly-owned subsidiary of State Street Global Advisors, Inc.)

Statement of Financial Condition

December 31, 2019

Assets		
Cash and cash equivalents	$	87,779,185
Receivable from affiliates		10,536,397
Distribution, marketing and 12b-1/shareholder servicing accruals/receivables		23,293,128
Other assets		1,742,320
Total assets	$	123,351,030
Liabilities and member's equity		
Liabilities:		
Payable to affiliates	$	12,826,589
Accrued tax liability		4,153,505
Distribution, marketing and 12b-1/shareholder servicing accruals/payables		8,836,328
Deferred revenue		356,460
Other accrued expenses and liabilities		655,125
Total liabilities		26,828,007
Member's equity		96,523,023
Total liabilities and member's equity	$	123,351,030

The accompanying notes are an integral part of these financial statements.

State Street Global Advisors Funds Distributors, LLC
(a wholly-owned subsidiary of State Street Global Advisors, Inc.)

Notes to Statement of Financial Condition

December 31, 2019

1. Organization and Description of Business

State Street Global Advisors Funds Distributors, LLC (the Company), a Delaware single-member limited liability company, is a wholly-owned subsidiary of State Street Global Advisors, Inc. (SSGA Inc.). SSGA, Inc. is a wholly-owned subsidiary of State Street Corporation (the Parent). The Company was incorporated on April 21, 1999.

The Company is a limited purpose broker-dealer registered with the Securities Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA) and is a member of the Securities Investor Protection Corporation (SIPC) and National Securities Clearing Corporation (NSCC). The Company is authorized to engage in the following types of business: (i) mutual fund underwriter or sponsor and (ii) private placement of securities. As part of its underwriter and sponsor activities the Company supports the State Street Global Advisors (SSGA) businesses by providing U.S. mutual fund and U.S. ETF distribution and marketing services. In connection with such services, the Company also provides shareholder servicing to U.S. mutual funds. In addition, as part of its private placement activities the Company may privately offer SSGA advised funds. There was no private placement activity during 2019.

2. Significant Accounting Policies

The Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP).

Use of Estimates

The preparation of the Financial Statements in conformity with GAAP requires management to make estimates and assumptions in the application of certain of our significant accounting policies that may materially affect the reported amounts of assets, liabilities, equity, revenue, and expenses. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Subsequent Events

Events occurring subsequent to the date of the Financial Statements were evaluated through February 27, 2020, the date the Financial Statements were issued.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on deposit with a financial institution and highly liquid investments in money market mutual funds. The Company has no restricted cash as of December 31, 2019.

Receivable from and Payable to Affiliates

The receivables from and payables to affiliates reflected in the Company's Statement of Financial Condition are described in further detail in Note 9 to the Financial Statements.

Subordinated Liabilities

The Company had no subordinated liability contracts throughout the year or as of December 31, 2019.

Income Taxes

The Company is a disregarded single-member limited liability company for federal, state, and local corporate income tax purposes and, accordingly, was not subject to federal, state, and local corporate income taxes. The Company's results are included in the consolidated return of the Parent.

The Parent allocates income tax expense to the Company as if the Company filed a separate tax return, and the Company pays the Parent for the expense recognized. The Company has computed its income tax provision on a separate entity basis using the liability method in accordance with relevant guidance and its intercompany tax sharing agreement.

Tax Uncertainty

In accordance with relevant accounting guidance, an entity is permitted to recognize the benefit of uncertain tax positions only where the position is "more likely than not" to be sustained in the event of examination by tax authorities based on the technical merits of the position. The maximum tax benefit recognized is limited to the amount that is greater than 50% likely to be realized upon ultimate settlement.

3. Income Taxes

Pursuant to an intercompany tax-sharing agreement with the Parent, the Company accrues state tax expense, which is also paid to or received from the Parent.

As of December 31, 2019 the Company has deferred tax assets of $357,543 related to accrued expenses.

State income taxes are the significant reconciling items when comparing the reported amount of income tax expense for the year to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income.

As of December 31, 2019, the Company has identified no uncertain tax positions. If there were uncertain tax positions, it is the Company's policy to record associated interest and penalties as a component of income tax expense. The earliest year open to examination is 2013.

4. Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Financial assets and liabilities carried at fair value on a recurring basis are categorized based upon a prescribed three-level valuation hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

Level 1 – Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market. Examples of Level 1 financial instruments include active exchange-traded equity securities and certain U.S. government securities. At December 31, 2019 there were no financial instruments classified in Level 1.

Level 2 – Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 financial instruments include money market mutual funds.

Level 3 – Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed. At December 31, 2019 there were no financial instruments classified in Level 3.

4. Fair Value of Financial Instruments (continued)

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. The inputs or methodology used to value an investment are not necessarily an indication of the risk associated with investing in those securities.

The following table presents information about the Company's financial assets carried at fair value in the Statement of Financial Condition as of December 31, 2019:

	Quoted Market Prices in Active Markets (Level 1)	Pricing Methods with Significant Observable Market Inputs (Level 2)	Pricing Methods with Significant Unobservable Market Inputs (Level 3)	Total Net Carrying Value in Statement of Financial Condition
Assets				
Money market mutual funds	$ –	$ 82,152,869	$ –	$ 82,152,869
Total assets carried at fair value	**$ –**	**$ 82,152,869**	**$ –**	**$ 82,152,869**

There were no financial liabilities carried at fair value in the Statement of Financial Condition as of December 31, 2019. There were no transfers of financial assets between levels during the period ended December 31, 2019.

The fair value of highly liquid, short term assets and liabilities, including cash, receivables, payables, and accrued expenses approximates their carrying value given that they are short term in nature, bear interest at current market rates, or are subject to re-pricing, generally on a daily basis.

5. Contingencies

In the normal course of business the Company receives requests from regulators for information and is subject to regulatory examinations. These examinations may result in fines or penalties. The Company does not expect the outcome of any pending examinations to have a material impact to the financial position, operations, or regulatory capital of the Company.

6. Concentration Risk

A significant portion of the Company's revenues is derived from payments received from SSGA Funds Management, Inc. (SSGA FM), PDR Services, LLC (PDR) and World Gold Trust Services, LLC (WGTS), for distribution and/or marketing services performed by the Company in respect to funds sponsored by each of SSGA FM, PDR and WGTS. These revenues could be adversely affected by any number of market events, such as price volatility, new entrants into the market space, or economic conditions.

7. Liquidity Risk Management

The Company holds a significant portion of its assets in cash and short-term highly liquid money market instruments. As of December 31, 2019, total cash held was $6 million and money market instruments were $82 million which represents 71% of total assets. These assets are represented in Cash and Cash Equivalents on the Statement of Financial Condition. The Company monitors its available Cash and Cash Equivalents to ensure sufficient liquidity to meet operating needs.

8. Regulatory Capital Requirements

As a registered broker-dealer, the Company is subject to the net capital requirements of the SEC's Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934, as amended (Exchange Act). The Company follows the basic method of computing regulatory net capital requirements provided for in Rule 15c3-1. Under the basic method, the Company must maintain net capital equal to the greater of 6-2/3% of aggregate indebtedness, as defined, or $25,000, whichever is greater. The minimum required net capital at December 31, 2019 was $1,788,535 under the aggregated indebtedness method.

At December 31, 2019, the Company's net capital was $59,308,121 which was $57,519,586 in excess of the minimum required net capital under Rule 15c3-1.

Advances to affiliates, dividend payments, distributions and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and other regulatory bodies.

The Company has claimed an exemption from Rule 15c3-3 of the SEC Exchange Act under paragraphs (k)(2)(i) of that rule for the period January 1, 2019 through December 31, 2019 and therefore is not required to make a reserve requirement computation.

9. Related Party Transactions

The Company enters into transactions in the ordinary course of business with affiliated entities of the Parent, including State Street Global Advisors Trust Company (SSGA TC), State Street Bank and Trust (SSBT), SSGA FM, State Street Global Advisors Limited (SSGAL) and State Street Global Markets, LLC (SSGM).

Cash and Cash Equivalents

Included in cash and cash equivalents in the Statement of Financial Condition is cash of $6 million which is held on deposit at SSBT, and cash equivalents of $82 million which is invested in a money market mutual fund, managed by an affiliate, SSGA FM.

9. Related Party Transactions (continued)

Distribution, Marketing and Shareholder Servicing

The Company distributes and/or markets funds managed by SSGA FM. SSGA FM has agreed to pay the Company distribution and marketing expenses incurred by the Company in connection with its distribution and marketing activities relating to such funds. At December 31, 2019, $10.3 million of this amount was a receivable from SSGA FM and included in the receivable from affiliates in the Statement of Financial Condition.

The Company earns 12b-1 and/or shareholder servicing fees for services provided to certain classes of registered mutual funds managed by SSGA FM. At December 31, 2019, $1.6 million of this amount was a receivable from the mutual funds and included in the distribution, marketing and 12b-1/shareholder servicing accruals/receivables in the Statement of Financial Condition. Of the costs associated with 12b-1/shareholder servicing during the year ended December 31, 2019, the Company incurred and owes SSGM, SSBT and certain of its affiliates $1.0 million at December 31, 2019.

Capital Distribution

In December 2019, pursuant to a resolution of the Company's Board of Managers and with prior written notice to FINRA in accordance with Rule 15c3-1, the Company made a capital distribution to its parent SSGA Inc., decreasing its equity by $34,000,000 as reflected in the Company Statement of Changes in Member's Equity.

Expense Allocation

The Parent and its affiliates pay all costs related to the Company's personnel, including coverage under the Parent's benefit plans. The Parent and its affiliates also provide clearance, legal, accounting, audit, data processing, other administrative support, use of office space and equipment to the Company pursuant to service agreements, as amended, between the Company and certain affiliates. Under the terms of the service agreements, the Company reimburses the Parent affiliates for all services provided. At December 31, 2019, $11.8 million of these costs were payable by the Company to affiliates of the Parent, and included in payable to affiliates on the Statement of Financial Condition.

Income Taxes

At December 31, 2019, the remaining amount payable to the Parent is $4.2 million reflected on the Statement of Financial Condition.

10. Recent Accounting Developments

The Company adopted ASU 2016-02, Leases (Topic 842) and relevant amendments, on January 1, 2019. The standard represents a wholesale change to lease accounting and requires all leases, other than short-term leases, to be reported on balance sheet through recognition of a right-of-use asset and a corresponding liability for future lease obligations. The standard also requires extensive disclosures for assets, expenses, and cash flows associated with leases, as well as a maturity analysis of lease liabilities. The Company has no lease agreements and therefore the standard has no impact on the Company's financial statements.

The Company adopted ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments on January 1, 2020. The standard, and its related amendments, replaces the existing incurred loss impairment guidance and requires immediate recognition of expected credit losses for financial assets carried at amortized cost, including trade and other receivables, loans and commitments, held-to-maturity debt securities and other financial assets, held at the reporting date to be measured based on historical experience, current conditions and reasonable supportable forecasts. The standard also amends existing impairment guidance for available-for-sale securities, and credit losses will be recorded as an allowance versus a write-down of the amortized cost basis of the security and allows for a reversal of impairment loss when the credit of the issuer improves. The guidance requires a cumulative effect of initial application to be recognized in retained earnings at the date of initial application. Upon adoption of the new guidance on January 1, 2020 there was no material impact on our financial statements.

Supplementary Information

Schedule I

State Street Global Advisors Funds Distributors, LLC
(a wholly-owned subsidiary of State Street Global Advisors, Inc.)

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2019

Member's equity	$	96,523,023
Deductions and/or charges:		
Non-allowable assets:		
Accruals/receivables		33,829,525
Other assets		1,742,320
Net capital before haircuts on securities positions (tentative net capital)		60,951,178
Less: haircuts on securities		1,643,057
Net capital	$	59,308,121
Basic net capital requirement:		
Greater of:		
6-2/3% of aggregate indebtedness of $26,828,007 or minimum dollar ($25,000)		1,788,535
Net capital requirement		1,788,535
Excess net capital	$	57,519,586

There were no material differences between the Computation of Net Capital included in this report and the corresponding schedule included in the Company's Part II FOCUS Filing and reconciliation as of December 31, 2019.

State Street Global Advisors Funds Distributors, LLC
(a wholly-owned subsidiary of State Street Global Advisors, Inc.)

Statement Pursuant to SEC Rule 17a(5)
Computation for Determination of the Reserve Requirements under §240.15c3-3

December 31, 2019

The Company has claimed an exemption from 17 C.F.R. § 240.15c3-3 under paragraph (k)(2)(i) of that rule and therefore is not required to make a reserve requirement computation.

State Street Global Advisors Funds Distributors, LLC
(a wholly-owned subsidiary of State Street Global Advisors, Inc.)

Statement Pursuant to SEC Rule 17a(5)
Information Relating to the Possession or Control Requirements under §240.15c3-3

December 31, 2019

The Company has claimed an exemption from 17 C.F.R. § 240.15c3-3 under paragraph (k)(2)(i) of that rule and therefore is not required to make a computation of possession or control of securities.